UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-14787

ASEC Manufacturing Savings Plan

(Full title of the plan)

DELPHI CORPORATION

5725 Delphi Drive, Troy, Michigan 48098

 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

INDEPENDENT AUDITORS’ REPORT
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001:
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SIGNATURE
EXHIBIT INDEX
Independent Auditors' Consent
906 Certification of Chief Executive Officer
906 Certification of Chief Financial Officer

Page
INDEPENDENT AUDITORS’ REPORT	3
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001:
Statements of Assets Available for Benefits	4
Statements of Changes in Assets Available for Benefits	5
Notes to Financial Statements	6-10
SIGNATURE	11
EXHIBIT INDEX
Independent Auditors’ Consent	13
Certifications	14-15

INDEPENDENT AUDITORS’ REPORT

ASEC Manufacturing Savings Plan

We have audited the accompanying statements of assets available for benefits of ASEC Manufacturing Savings Plan (the “Plan”) as of December 31, 2002 and 2001 and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Detroit, Michigan
June 16, 2003

ASEC MANUFACTURING SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
(Dollars in Thousands)

	2002	2001

ASSETS — Investments in Master Trust (Note 3)	$17,763	$19,004

ASSETS AVAILABLE FOR BENEFITS	$17,763	$19,004

See notes to financial statements.

ASEC MANUFACTURING SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(Dollars in Thousands)

	2002	2001
ADDITIONS:
Contributions:
Employer	$810	$829
Participant	1,202	1,225
Rollovers	14	—

Total contributions	2,026	2,054

Total additions	2,026	2,054

DEDUCTIONS:
Benefits paid to participants or beneficiaries	1,132	2,673
Net investment loss from Master Trust (Note 3)	2,135	692

Total deductions	3,267	3,365

NET DECREASE	(1,241)	(1,311)

ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	19,004	20,315

ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$17,763	$19,004

See notes to financial statements.

ASEC MANUFACTURING SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following description of ASEC Manufacturing Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering all full-time employees and eligible part-time employees who have one year of service with ASEC Manufacturing, a subsidiary of Delphi Corporation (“Delphi”), and currently doing business as Delphi Catalyst (the “Company” or “ASEC”). ASEC management controls and manages the operation and administration of the Plan. State Street Bank and Trust Company (“State Street” or the “Trustee”) acts as the trustee of the Plan and Fidelity Investment Institutional Operations Company, Inc. (“Fidelity”) acts as the record keeper of the Plan. General Motors Investment Management Corporation (“GMiMCo”) is a fiduciary and investment advisor to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Certain costs of Plan administration are paid by ASEC.

Contributions — During 2001, a participant could elect before-tax and after-tax contributions up to 17 percent of base pay through payroll deductions, as defined in the Plan, up to the Internal Revenue Service (“IRS”) contribution limits. Effective January 1, 2002, the Plan was amended to increase the permitted before-tax and after-tax contributions to 25 percent of the participant’s base pay. After the participant completes one year of credited service in the Plan, the Company contributes an amount equal to 50% of the first 8% of base compensation contribution by the participant during the next 60 months of participation in the Plan. Subsequently, the Company’s contributions equal 100% of the first 8% of base compensation contributed by the participant. Additional amounts may be contributed by the Company at the option of management. Participants may also contribute amounts representing rollover distributions from other qualified plans and catch-up contributions up to IRS limits.

Participant Accounts — Each participant’s account is credited with the participant’s contributions and withdrawals, as applicable, and allocations of ASEC’s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in ASEC’s contributions plus actual earnings (losses) thereon is based on years of credited service. During 2001, a participant was 100 percent vested in ASEC’s contributions after five years of credited service. Effective January 1, 2002, the Plan was amended such that a participant is 100 percent vested in ASEC’s contributions after three years of credited service.

Investment Options — Company contributions are made to the funds on the same basis as the employee contributions. A participant may direct employee contributions in whole percentage increments to any of the options described below. Participants may transfer their balances or change their investment options daily.

Investment Options for the Years Ended December 31, 2002 and 2001:

•	Delphi Common Stock Fund — Contributions are invested in Delphi common stock.

•	Promark Funds — This investment option is comprised of many investment funds managed by General Motors Trust Company (“GMTC”), a New Hampshire State Charter Trust Company. Each of the funds has a different objective and investment strategy. To pursue their objectives, GMTC fund managers invest in a wide variety of investments. Complete information about each Promark Fund’s objectives is provided in materials distributed by the Plan.

•	Fidelity Mutual Funds — This investment option is comprised of many different mutual funds managed by Fidelity Investments. Each mutual fund has a different objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund’s objectives and investments is contained in that fund’s prospectus.

•	Honeywell Common Stock Fund — The fund was formerly known as the Allied Signal Common Stock Fund and invested primarily in Honeywell International Inc. common stock. The fund was liquidated as of September 20, 2002, in accordance with the Plan amendment dated June 26, 2002. Participants with amounts invested in that fund had the ability to transfer such amounts to one of the other investment funds maintained under the Plan. If a participant failed to make an investment election regarding amounts in the Honeywell Common Stock Fund, the amounts invested in that fund were transferred to a short-term income or similar investment fund.

Participant Loans — Participants may borrow an amount within a range of $1,000 to the lesser of $50,000 or 50 percent of their vested account balance. Loan maturities generally range from two months to five years, but can be extended to 25 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest equal to the prime rate or a rate determined by ASEC management if the prime rate is not deemed reasonable. Principal and interest is paid ratably through payroll deductions.

Participant Withdrawals — A participant may withdraw funds from their account at any time after attaining age 59-1/2. Prior to age 59-1/2, employee after-tax savings may be withdrawn at any time; however, pre-tax savings may only be withdrawn because of termination of employment, retirement, death, total and permanent disability, or financial hardship. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals, and loans under all applicable plans maintained by Delphi. The amount that may be withdrawn for a financial hardship is limited as defined in the Plan. The funds that represent a financial hardship withdrawal must conform to conditions required by the Internal Revenue Code. A participant who receives a hardship distribution shall have his or her contributions to the Plan suspended for the later of 90 days or the date the participant reactivates participant contributions.

Forfeitures — Participants terminating employment prior to full vesting forfeit the nonvested portion of the Company’s contributions the last day of the Plan year in which the withdrawal occurred. Such forfeitures are applied to reduce subsequent contributions from the Company.

Administrative Expenses — Administrative expenses consist of a 1% redemption fee on Delphi common stock assets held for less than 30 days. The redemption fee is paid to the fund and help protect the fund’s performance and shareholders by discouraging frequent trading in response to short-term market fluctuations. Certain costs of plan administration are paid by Delphi. Effective June 1, 2003, a 1% redemption fee on the Promark International Equity Fund and the Promark Emerging Markets Equity Fund was instituted.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

•	The financial statements of the Plan are prepared under the accrual method of accounting and in accordance with accounting principles generally accepted in the United States of America.

•	Investments are stated at fair value, except for investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available for certain common and collective trusts, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions made under the investment contracts, plus interest, less withdrawals and administrative expenses charged by the issue of the contract.

•	Security transactions are recorded on the trade date.

•	Investment income is recognized as earned based on the terms of the investments and the periods during which the investments are held by the Plan.

Management Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

3.	THE MASTER TRUST

As of January 1, 2001, the Plan’s assets were transferred to the Delphi Savings Trust (the “Master Trust”). The Delphi Savings Trust had been previously established by GMiMCo, the Plan’s investment advisor and named fiduciary pursuant to a trust agreement between GMiMCo and State Street Bank and Trust Company, as trustee of the funds, to permit the commingling of assets of several employee benefit plans for investment and administrative purposes. Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the master trust investment funds in which the Plan’s participants invest. The net investment income or loss of each of the master trust investment funds is allocated by the trustee to each participating plan based on the plan’s interest in each master trust investment fund, as compared with the total interest of all the participating plans in each master trust investment fund at the beginning of the month.

As of December 31, 2002 and 2001, the Plan had approximately a 0.6% and 0.5% interest in the Master Trust, respectively.

The net assets available for benefits of all participating plans in the Master Trust as of December 31 is summarized as follows (dollars in thousands):

	2002	2001
ASSETS —
Investments — at fair value:
Common and collective trusts	$1,396,408	$1,345,348
Mutual funds	994,999	1,219,498
Commingled common stock funds*	566,783	716,659
U.S. Government securities	—	32,961
Corporate debt instruments	—	8,829
Loans secured by mortgages	—	2,068
Cash	—	389
Loans	143,021	151,640

Net assets available for benefits	$3,101,211	$3,477,392

*Both participant and nonparticipant-directed

Participant directed investments in the Promark Funds are included above in the common and collective trusts line. Such investments are commingled with General Motors Corporation investments in funds administered by GMTC.

The net investment loss of all participating plans in the master trust for the year ended December 31 is summarized as follows (dollars in thousands):

	2002	2001

Interest and dividends	$41,329	$51,410

Net (depreciation) appreciation in fair value of investments:
Common and collective trusts	(11,216)	4,464
Mutual funds	(252,675)	(233,985)
Commingled common stock funds	(248,394)	73,570
Other	—	3,548

Total net depreciation in fair value of investments	(512,285)	(152,403)

Total	$(470,956)	$(100,993)

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, ASEC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of complete or partial termination of the Plan, or upon discontinuance of contributions, the accounts of each affected participant shall become fully vested.

5.	TAX STATUS

The Plan obtained its latest determination letter dated November 7, 2001, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter, however, management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	SUBSEQUENT EVENT

Effective June 1, 2003, the committee approved an amendment to suspend employer matching contributions. The Program was amended to adopt this change on June 1, 2003.

* * * * * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, ASEC Manufacturing Savings Plan, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASEC Manufacturing Savings Plan (Name of Plan)

Date: June 27, 2003	By:	/s/ F. Thomas Sprunger

F. Thomas Sprunger Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23	Independent Auditors’ Consent

99(a)	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99(b)	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002